Table of Contents

Exhibit 8.1

List of Subsidiaries

Companhia Paranaense de Energia - COPEL - Subsidiaries and Controlled Companies as of December 31, 2010

Subsidiary	Jurisdiction of Incorporation	Names under which Business is Conducted
COPEL Geração e Transmissão S.A.	Brazil	COPEL Geração e Transmissão
COPEL Distribuição S.A.	Brazil	COPEL Distribuição
COPEL Telecomunicações S.A.	Brazil	COPEL Telecomunicações
Companhia Paranaense de Gas – Compagas	Brazil	Compagas
Centrais Eletricas do Rio Jordao S.A. – Elejor	Brazil	Elejor
UEG Araucária Ltda.	Brazil	UEG Araucária
Centrais Eólicas do Paraná Ltda.	Brazil	CEOLPAR
Dominó Holdings S.A.	Brazil	Dominó Holdings